April 20, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alnylam Pharmaceuticals, Inc.
Commission File No. 0-50743
Definitive Proxy Statement
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2010 Annual Meeting of Stockholders to be held on June 2, 2010 (the “Annual Meeting”). The Company expects to begin mailing these definitive proxy materials to its stockholders on or about April 22, 2010.
In accordance with Instruction 3 to Item 10 of Schedule 14A, attached as an appendix to the Proxy Statement is the 2004 Employee Stock Purchase Plan, as amended, to be acted upon at the Annual Meeting. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby supplementally informs the Commission that the Company expects to file a Registration Statement on Form S-8 to register the additional shares of common stock that will be issuable under the 2004 Employee Stock Purchase Plan, as amended, after the Annual Meeting, assuming stockholder approval of the amendment to the plan.
In accordance with the requirements of Rule 14a-3(c) under the Exchange Act, seven paper copies of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2009, which is also scheduled to be mailed to stockholders, along with the definitive proxy materials, beginning on or about April 22, 2010, will be mailed to the Commission under separate cover.
Please call the undersigned if you have any questions regarding this matter.

Very truly yours,
/s/ Mary Beth DeLena
Mary Beth DeLena
Senior Director, Legal
300 Third Street • Cambridge MA, 02142 • main 617.551.8200 • fax
617.551.8101 • www.alnylam.com